Exhibit (20)

Cedar Fair, L.P. Press Release

One Cedar Point Drive

Sandusky, Ohio 44870-5259

For Immediate Release Contact: Brian C. Witherow November 8, 2001 (419) 627-2173

Cedar Fair, L.P. Reports Record Revenues and EBITDA for the
Third Quarter of 2001

SANDUSKY, OHIO, November 8, 2001-- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates six amusement parks and five water parks, today announced a 7% increase in 2001 third-quarter revenues and a 4% increase in earnings before interest, taxes, depreciation and amortization, and non-cash and non-recurring items (adjusted EBITDA).

Net revenues for the quarter ended September 30, 2001 increased 7% to $285.6 million from $266.8 million in 2000, on a 9% increase in combined attendance, a 6% increase in out-of-park revenues, including resort hotels, and flat combined in-park guest per capita spending. During the same period, adjusted EBITDA increased 4% to $141.6 million, before a non-cash accounting credit for unit option expense.

Excluding depreciation and non-cash or non-recurring charges, total operating costs and expenses for the quarter increased 10% to $144.1 million, due in part to the 2001 acquisitions of Michigan's Adventure and Oasis Water Park. After depreciation and the $3.1 million ($.06 per unit) non-cash credit for unit options, operating income increased 13% to $123.3 million from $109.1 million a year ago. Net income for the quarter, after higher interest expense resulting from acquisitions and large unit repurchases, increased 14% to $107.2 million, or $2.10 per limited partner unit, from $94.5 million, or $1.83 per unit, in 2000.

"Although our attendance expectations for 2001 were higher than we achieved, we are pleased with the record third-quarter results, particularly given the overall weakness in the economy this year," said Richard L. Kinzel, president and chief executive officer. "Excluding results from our two newest properties, net revenues and operating income for the quarter increased 3% and 8%, respectively, on a 2% increase in combined attendance, a 6% increase in out-of-park revenues, and only a slight increase in in-park guest per capita spending due to aggressive promotions offered to address soft early-season attendance at several of our parks."

Commenting on results through the first nine months of the year, Kinzel said, "Although our 2001 capital program was significantly lower than last year, the new rides, attractions and resort facilities we added generated solid returns and strong guest satisfaction. Through the first nine months of the year, combined attendance was up 3% from 2000, but excluding results from our two newest properties was down 2%. Over this same period, guest per capita spending remained relatively flat and out-of-park revenues increased 5%."

Kinzel concluded by explaining that virtually all of Cedar Fair's revenues from its seasonal parks are realized during a 130-day operating season beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Knott's Berry Farm is open year-round but also operates at its highest level of attendance during the third quarter of the year.

Cedar Fair's six amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; Worlds of Fun, located in Kansas City, Missouri; and Michigan's Adventure near Muskegon, Michigan. The Partnership's water parks are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.